UNITED STATES

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 17, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

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NEWS RELEASE
Release Time	IMMEDIATE
Date	17 May 2022
Release Number	14/22

Bank of America Global Metals, Mining and Steel Conference

BHP CEO, Mike Henry, will present at the Bank of America Global Metals, Mining and Steel Conference today at 9:00am US Eastern time (11:00pm Melbourne time).

A copy of the presentation and speech are attached.

These are also available on BHP’s website at: https://www.bhp.com/investor-centre/investor-presentations-and-briefings/

The webcast of the presentation will be available at: https://bofa.veracast.com/webcasts/bofa/metalsminingsteel2022/idU45166.cfm

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

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BofA Securities 2022 Global Metals, Mining & Steel Conference

Presentation & speech

17 May 2022

BHP

Resilient returns and growth Bank of America Global Metals, Mining & Steel Conference Mike Henry Chief Executive Officer

Good morning everyone.

Thank you for the opportunity to speak with you this morning about how BHP is performing and how we are positioning ourselves for the future. I will talk about two things:

•	firstly, the consistency of our business and stability of our cash flow and returns;

•	and secondly, value growth, including the opportunity ahead for Jansen.

Let me start by saying how pleased I am with how the company is performing.

As demonstrated in our third quarter results, our business continues to perform well in the face of quite a tough environment.

•	Our Western Australian iron ore business remains on track to achieve full year production and unit cost guidance in spite of the state’s first COVID-19 wave.

•	Amid record high prices, our Queensland metallurgical coal business delivered strong underlying performance.

•	In copper, Spence production is increasing and the Olympic Dam smelter is performing strongly as it returns to full production following planned maintenance.

We’ve done this while delivering on the strategic decisions we announced last year:

•	We recently completed the sale of our interest in BMC, further focusing our coal portfolio on higher quality coals for steel-making.

•	We are weeks away – subject to final approvals – from merging our petroleum business with Woodside to create a global top 10 energy company.

•	We’ve entered into a new commodity – potash – through our investment in Jansen Stage 1. And in doing so we have opened up a new long-term growth front for the company.

•	And we successfully unified our corporate structure.

We also set out our Climate Transition Action Plan, via our “Say on Climate” vote, and received strong support from our shareholders at our 2021 Annual General Meetings.

BHP

Disclaimer Forward-looking statements This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; production forecasts; plans, strategies and objectives of management; assumed long-term scenarios; potential global responses to climate change; the potential effect of possible future events on the value of the BHP portfolio; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘would’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. These forward-looking statements are based on the information available as at the date of this presentation and/or the date of the Group’s planning processes or scenario analysis processes. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed. Additionally, forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with COVID-19. For example, our future revenues from our assets, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations; the duration and severity of the COVID-19 pandemic and its impact on our business; political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Numbers presented may not add up precisely to the totals provided due to rounding. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company’, the ‘Group’, ‘our business’, ‘organization’, ‘Group’, ‘we’, ‘us’ and ‘our’ refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries set out in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s Annual Report and Form 20-F. Those terms do not include non-operated assets. This presentation includes references to BHP’s assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP and that have been owned as a joint venture operated by BHP (referred to as ‘operated assets’ or ‘operations’) during the period from 1 July 2020 to 30 June 2021. Our functions are also included. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Our non-operated assets include Anta mina, Carreon, Asarco, Atlantis, Mad Dog, Bass Strait and North West Shelf. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. References in this presentation to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. Bank of America Global Metals, Mining & Steel Conference 17 May 2022 2

BHP

Well positioned amid uncertain environment Healthy demand and disrupted supply are driving high commodity prices Macro Global growth solid ~4%, albeit hampered by World-class resource basins with growth optionality Ukraine crisis & Chinese lockdowns. Policy uncertainty Markets High prices supported by strong demand, Large, long-life and low-cost assets with constrained supply and steeper cost curves high margins. Capital efficient Supply chains Bottlenecks remain; Easing expected BHP Operating System, organisational design by end of calendar year and systems support operational excellence Labor Tightness in many markets, with job growth Capital allocation discipline and strong balance sheet strong and supply not yet back to normal Inflation Lag impact of costs on our operations. Social value commitment derisks business Ukraine increases likely duration of cost upswing and creates optionality Bank of America Global Metals, Mining & Steel Conference 17 May 2022 3

As I said, we continue to perform well and to execute our strategy.

Notwithstanding the challenging near term environment, we continue to see a generally healthy outlook for demand for our commodities.

It’s clear though that the effects of the pandemic are not yet behind us, whilst some geographies are in a recovery phase, some are still seeing substantial and rising case numbers.

China has suffered protracted local lockdowns, but policy support should allow its economy to recover once it is considered safe to do so. We do see a slip of some economic growth in China from this year into next. We expect a degree of catch-up when lockdowns do ease.

Both Ukraine and COVID-19 have led to lowered expectations for Chinese and global GDP growth in the near term. We also expect that the current supply chain disruptions may also take 2-3 years to resolve.

Demand-led inflation though is expected to persist for some time which is a positive for commodity demand and pricing.

There is obviously growing concern in some quarters of a further economic downturn.

However, BHP is very well positioned in this environment to continue to create value for our shareholders, partners, and the communities in which we operate. We bring together world-class resources; a strong balance sheet; and a differentiated operating capability, underpinned by our technical centres of excellence and our BHP Operating System.

We maintain the position we’ve captured as the lowest cost major iron ore producer globally and are increasing our average product grade through the ramp-up of South Flank – which is ahead of schedule. We have the largest copper resource and the second largest nickel sulphide resource in the world – providing expansion potential. The reliability of our operations enables us to capture maximum value from our installed capital as well as makes us a partner of choice for customers.

We have set ourselves up to win. Increasingly able to deliver strong performance in all circumstances.

BHP

Consistent performance Consistently strong margins and a high baseline of cash flow Margins ahead of peers through commodity cycles1 Consistently delivered $15bn in net operating cash flow (Underlying EBITDA margin, %) (Bloomberg commodity index, rebased) (US$ billion) 75 6 8 1 1 2 4 6 8 1 1 2 4 6 8 1 1 2 4 6 8 1 1 2 4 6 8 1 1 2 4 6 8 1 1 2 4 6 8 1 1 2 4 6 8 1 1 2 4 6 8 1 1 2 4 6 8 1 1 2 4 6 8 1 1 2 4 6 8 1 1 75 37.5 60 60 30.0 45 45 22.5 30 30 15.0 15 15 7.5 0 0 0.0 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 H1 H1 BHP Bloomberg commodity index (quarterly) Peers range Operating cash flow (H1) Operating cash flow (H2) Peers include: Anglo American, Glencore (exc. Marketing), Rio Tinto, Vale. Bank of America Global Metals, Mining & Steel Conference 17 May 2022 4

We are delivering strong and consistent results. This has been enabled by the portfolio choices we have made over time, by our operating performance, and through our approach to capital allocation, set out in 2016.

We have consistently achieved higher margins than our peer group. These high margins give us greater through-the-cycle resilience.

This has all come together to see us deliver over US$15 billion in net operating cash flows in all bar one of the last dozen years, even though market and operational conditions over those years have varied greatly.

This consistent strong cash flow delivery is a defining feature of BHP. Few others can claim this level of consistency.

BHP

Potash delivers value growth and differentiation A future facing commodity with attractive long term fundamentals and differentiated demand drivers Potash market has highly attractive characteristics Potash provides differentiated demand drivers Inducement Correlation since 20092 Large market pricing regime size 0.6 Iron ore 0.5 0.4 0.4 0.3 0.2 (0.3) Copper Aluminium Oil Nickel Thermal Met coal Potash coal 0.8 0.7 Copper 0.6 0.5 0.4 0.3 Differentiated Value creation; (0.1) demand drivers Return potential Aluminium Oil Iron ore Nickel Thermal Met coal Potash coal 0.7 0.5 0.5 Nickel 0.5 0.4 0.2 0.2 Aluminium Thermal Oil Copper Iron Ore Met Coal Potash Coal Value is enhanced in a Paris-aligned world BHP core Energy Aluminium Potash segments segments vertical Bank of America Global Metals, Mining & Steel Conference 17 May 2022 5

Shifting focus now to our largest current growth option, I would like to talk about our investment in the Jansen potash project. This project, as well as the future opportunity it opens up, is pretty exciting.

We have been positive on potash fundamentals for many years now. Strong potash demand growth will be driven by global population growth, changing diets, and stronger global expectations with respect to environmental stewardship.

Jansen is a good project in a great commodity and investing in potash will add further resilience to future returns. In addition to being in a different, attractive operating jurisdiction, and likely having a different spread of markets, potash demand and pricing are uncorrelated – or even negatively correlated – with the other commodities we produce. Oil and aluminium on the other hand are quite highly correlated to our existing commodities.

Potash will bring greater cash flow stability and returns resilience.

So the fundamentals for potash remain strong. The tragic events of recent months have highlighted the higher than usual potential for supply side disruption in this market, with Russia and Belarus accounting for almost 40 per cent of global production. This has positively reinforced the decision we’ve taken to enter potash.

I’d like to talk further about that decision now.

BHP

Jansen: Execution on track, Stage 2 studies underway Stage 2 studies being accelerated to provide maximum optionality on sanction timing Estimated production from potential incremental stages beyond Jansen S13 (MOP Production, Mt) 20 Lower capital Higher incremental intensity returns7 16 Jansen S4 20-23% IRR8 US$800-950/t4 12 3-4 year payback Jansen S3 8 18-20% IRR9 Jansen S2 US$800-900/t5 ~4 year payback 4 12-14% IRR10 Jansen S1 US$1,200/t6 7 year payback 0 Production years Bank of America Global Metals, Mining & Steel Conference 17 May 2022 6

In August last year, we approved the first stage of Jansen.

I only wish we’d approved this a decade ago! We’d be generating an additional US$2 to US$3 billion of EBITDA per year. However, all decisions have their right timing and we found Jansen’s.

Jansen Stage 1 is tracking to plan. Of the US$5.7 billion investment, we’ve awarded around US$1.4 billion in contracts so far, another US$200 million since our half year results in February, covering port infrastructure, underground mining systems and other shaft and surface construction activities. The fact that approximately 50 per cent of the engineering was completed before sanction, gives us greater confidence in our schedule and capital cost ranges.

Stage 1 is compelling in its own right, but the overall Jansen proposition is even more attractive. We see Stage 1 unlocking a new future growth front for the Company with significant expansion potential which is expected to support up to a century of production.

It is that longevity which is common to the assets and investments that have been BHP’s bedrock over many years, including our Western Australia Iron Ore assets, our Escondida copper mine and our BMA business. As we’ve demonstrated time and again, good resources get better over time. Large assets with expansion potential provide inherent capital efficient, high-return expansion options...for when the time is right.

So we are making good progress and we’re looking at potential to accelerate Jansen Stage 1 first production into 2026. Saskatchewan weather over winter does act as a bit of a handbrake on further acceleration. We’ve also kicked off our studies for Stage 2.

Jansen Stage 2 would add around an additional 4 million tonnes per year, at a capital intensity of between US$800 and US$900 per tonne – almost 30 per cent lower than we expect for Stage 1 given that it will be able to leverage the infrastructure built along with Stage 1, including the shafts.

While early days, it is expected to achieve an internal rate of return of between 18 and 20 per cent and a payback period of around four years at long term consensus prices, which are well below current spot prices.

If markets suit, we may be able to bring this product to market more quickly.

BHP

Jansen: Execution on track, Stage 2 studies underway (continued)

Across all four stages at Jansen, we have a path to between 16 and 17 million tonnes of annual production – approximately a quarter of the current market size, although the market will have grown by the time they all come on.

What’s more, each of these stages comes at a lower operating cost and capital intensity, faster pay-back and with higher incremental returns than Stage 1. As always, our Capital Allocation Framework will guide our decision making on Jansen, but we can see a strong case forming in its favour.

In effect, we can see a path through to a potash business at least equivalent in scale to our existing Petroleum business. While Stage 1 won’t deliver this alone, if we decide to bring on all four stages and at prices just half of where they are today, we’d be generating around US$4 to US$5 billion of EBITDA per year. For comparison, our Petroleum business averaged around US$3 billion per annum over the past five years. And while it will require significant capital to build all four stages, potash requires less ongoing reinvestment than petroleum due to the absence of field decline… so the relative free cash flow of potash vs. petroleum will be even stronger and it will have the added bonus of negative correlation to existing commodities and better long term fundamentals.

BHP

World class resource base provides optionality Significant growth potential in existing copper and nickel resources Largest copper endowment with comparatively high average grade11 Second largest nickel sulphide resource globally12 (Total copper resources, contained metal copper Mt) (Copper grade %) (Total nickel sulphide resources in producing regions, contained metal nickel Mt) 250 0.80% Talnakh Pechenga (Russia) (Russia) 200 Talvivaara 0.60% (Finland) 16Mt 3Mt 6Mt 4Mt 150 5Mt Dumont Sudbury (Canada) 4Mt 0.40% (Canada) Jinchuan (China) 100 0.20% 50 4Mt 9Mt Zebediela (7.4Mt) (South Africa) Other 0 0.00% Agnew-Wiluna Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Peer 9 (Australia) Total Cu resources (Mt cont Cu) Grade Cu (%) Peers include: Anglo American, Antofagasta, Codelco, First Quantum Minerals, Freeport, Glencore, Rio Tinto, Source: MinEx Consulting Global Ni Database, December 2018. Only regions with major deposits or deposit Southern Copper and Teck. clusters of >3 Mt contained nickel sulphide shown. Source peers: Wood Mackenzie Ltd, Q1 2022. Source BHP data: FY2021 BHP Annual Report. Source BHP data: FY2021 BHP Annual Report. Note: Based on ownership interest. Refer to detailed tables for BHP’s Copper Mineral Resources and Nickel Mineral Resources in the Appendix slides 13 and 14. Bank of America Global Metals, Mining & Steel Conference 17 May 2022 7

The growth optionality that comes with owning a large resource like Jansen is also inherent in our existing copper and nickel resources – an enviable position to be in when recently there have been so few new large scale, high grade, discoveries globally. Having just completed South Flank and the Spence concentrator, and approved Jansen, we are now working hard to unlock more value growth from these large resources. We are looking to create some more capital efficient, high returning growth options that would see us unlock more from these resources, more quickly.

In copper, we have the largest resource endowment, and amongst the highest average grade.

•	This includes 27 billion tonnes of ore at an average grade of 0.52 per cent at Escondida, where we’re targeting an annual average of 1.2 million tonnes of copper production over the medium term.

•	We’ve increased our copper production at Spence by adding a concentrator stream, extending the life of this asset by up to 50 years.

•

And at Olympic Dam we’ve improved operating stability over time and achieved record production last year. Smelter operations have come back on strongly following our 2021 major smelter maintenance, with the next major rebuild not expected for 6 years.

We have the second largest nickel sulphide resource base globally and own the majority of tenements of known resource in the Agnew-Wiluna basin in Western Australia.

•

Our nickel sulphate plant at Nickel West is now operational, allowing us to capture incremental rent. We intend to capitalise on the surging global demand for nickel for the electric vehicle industry. The method we use to produce nickel sulphate results in a cleaner product ideal for battery production.

•	We continue to explore pathways to unlock more nickel, which will turn Nickel West into a materially larger business for BHP.

As you all know it’s been difficult for the industry to find more resource – it’s harder to access, deeper, lower grade, or in countries with more challenging operating conditions. That makes the enormous endowment we already have under our control even more valuable.

BHP

Levers to deliver value growth Increasing options through productivity, internal resources and external opportunities across varying time horizons Organic opportunities Creating new opportunities Escondida Nickel West Brownfield Options Expansion Exploration Technology & Innovation (Copper) (Nickel) Spence Including: Including: WAIO Growth Brownfield Options Encounter Resources (Copper) Autonomous haulage (Iron ore) (Copper) Midland Exploration (Nickel) Primary sulphide leaching Riverside Resources (Copper) Digital transformation BHP Minerals Exploration Olympic Dam Jansen Stage 2-4 (Copper & Nickel) Growth (Potash) (Copper) Oak Dam Queensland Coal Growth Early stage entry M&A (Copper) (Metallurgical coal) Including: Value-accretive M&A Antamina Life Resolution SolGold (Copper) Extension (Copper) Kabanga (Nickel) (Copper) Filo Mining (Copper) Bank of America Global Metals, Mining & Steel Conference 17 May 2022 8

In terms of high returning production growth, our current portfolio of large, long-life resources offers plenty of opportunity for organic growth: making more out of what we already have, which is significant, including for copper and nickel as you have just seen.

In iron ore, we’ve increased our export licence to 330 million tonnes per year, providing headroom to pursue low-cost initiatives across our supply chain, if market conditions warrant.

We’re also seeking growth through exploration; including at Oak Dam and for nickel in an area called the Seahorse Tenements in Western Australia – as well as moving our exploration team to Toronto and growing our presence in Canada to look at opportunities there.

We’re seeking value growth through technology and innovation, including through investing in emerging technologies, working on efficiency-increasing technology like primary sulphide leaching and innovative exploration methods.

And we are securing growth options through investing in early-stage entry opportunities; including:

•	Kabanga Nickel in Tanzania;

•	SolGold in Ecuador;

•	And just recently, Filo Mining in Argentina.

Mergers and acquisitions remain an option, and we keep our eyes open in this space. But any activity would need to be completely ‘on-strategy’… deliver clear value for shareholders… and compete well against our other options… so we remain very disciplined and extremely selective.

BHP

Consistent capital allocation discipline In the last year we have returned over US$17 billion to shareholders Globally significant dividends13 Since introduction of CAF, we’ve balanced reinvestment and returns14 (Dividends paid over the last twelve months, US$ billion) (%) 20.0 17.7 17.7 16.9 Balance sheet 14.8 14.5 15.0 13.4 13.1 11.6 19% 11.5 11.2 10.0 37% investment Capital allocation 5.0 0.0 12 & BHP Exxon Apple AT&T 44% Microsoft Peer Peer Vmware Johnson JPMorgan Johnson Shareholder returns Peers include: Rio Tinto and Vale. We have allocated over US$123 billion between organic growth and maintenance capital, dividends and Source: Bloomberg as at 3 May 2022. buybacks, and the balance sheet, since implementing the CAF in FY16. Bank of America Global Metals, Mining & Steel Conference 17 May 2022 9

Even as we consider options for growth, we keep a sharp eye on the disciplined and transparent allocation of capital and maintaining a strong balance sheet.

When we look at how we have allocated capital since FY16, we’ve balanced reinvestment in the business with cash returns to shareholders. We want shareholders to see the short term benefit of these cash returns, and to trust us to plan for the future by investing where it matters.

We’ve recently delivered the Spence Growth Option, South Flank, and numerous oil & gas projects, on time and on budget, as well as sanctioning Jansen Stage 1. And with the pending separation of our petroleum assets, we will place even greater focus on capital spend in future facing commodities. Again, we will be disciplined, with our capital spend and our cash returns to shareholders.

With the strength I have just spoken to, we have returned over US$17 billion to shareholders in the last 12 months alone. The scale of our cash returns is worth putting in context; over the past year we were the second largest non-state controlled corporate dividend payer globally, across all sectors.

BHP

Investment proposition Consistently high returns underpinned by operational excellence, capital allocation discipline and social value leadership Operational Disciplined Value and returns excellence capital allocation World class Continuous Successful Strong Embedded Pipeline of Sustainability Increasing Exceptional assets improvement project balance Capital organic and social exposure to shareholder in culture and delivery sheet Allocation opportunities value industry future facing returns capabilities Framework leadership commodities Bank of America Global Metals, Mining & Steel Conference 17 May 2022 10

This is BHP. We continue to demonstrate our ability to execute well through all of the challenges the world and industry have faced over the past twelve months, and continue to face.

We have maintained safe, reliable operations, and progressed a number of strategic decisions and actions in parallel.

We are increasing our leverage to commodities that stand to be positively impacted by the big trends underway in the world, not least of which is action on climate and decarbonisation.

After the divestments we currently have underway, we’ll be left with a portfolio that is all, or almost all, comprised of commodities with decarbonisation upside – copper, nickel, potash, and higher quality iron ore and coals for steel-making.

We’re delivering more reliable operational outcomes, enabled by our efforts on workforce, the BHP Operating System and technology.

This powerful combination of operational excellence, a stronger portfolio and social value will underpin continued attractive returns and long-term value growth.

Thank you.

BHP

Appendix

BHP

Footnotes 1. Slide 4: Bloomberg commodity index (Source: Bloomberg, BCOM Index) as at the end of each quarter, rebased to BHP FY10 EBITDA margin. BHP H1 FY22 EBITDA margin reported on the basis that BHP Petroleum is a discontinued operation, given the effective date of the proposed merger between BHP Petroleum and Woodside is 1 July 2021. Peer data compiled from company reports. 2. Slide 5: Correlation based on changes in average quarterly prices from Q2 2009 to Q1 2022. 3. Slide 6: Production target for Stage 1 is based on reported Ore Reserves. Potential incremental stages 2-4 are based on Measured Resources. Mineral Resources and Ore Reserves are included in the news release published on 17th August 2021, available to view at www.bhp.com. The execution of future stages would be subject to our review of supply and demand fundamentals and successful competition for capital under our Capital Allocation Framework. 4. Slide 6: Expected Capital Intensity Jansen S3-4, US$/product tonne, Real 1 July 2021. 5. Slide 6: Expected Capital Intensity Jansen S2, US$/product tonne, Real 1 July 2021. Values do not reflect an accelerated Jansen S2 case. 6. Slide 6: Expected Capital Intensity Jansen S1, US$/product tonne, Real 1 July 2021. 7. Slide 6: Based on the yearly average of forecast December 2021 (Argus) and February 2022 (CRU) consensus prices. Long-run Argus and CRU consensus prices are US$350/tonne and US$505/tonne, respectively. 8. Slide 6: Expected Jansen S3-S4 IRR of investment decision across ~100 year mine life analysis was conducted using December 2021 (Argus) and February 2022 (CRU) consensus prices. Jansen S3-S4 IRR is post tax and nominal. 9. Slide 6: Expected Jansen S2 IRR of investment decision across ~100 year mine life analysis was conducted using December 2021 (Argus) and February 2022 (CRU) consensus prices. Jansen S2 IRR is post tax and nominal. Values do not reflect an accelerated Jansen S2 case. 10. Slide 6: Expected Jansen S1 IRR of investment decision across ~100 year mine life analysis was conducted using December 2021 (Argus) and February 2022 (CRU) consensus prices. Jansen S1 IRR is post tax and nominal, and excludes remaining funded investment of ~US$0.35 billion (as at September 2021) for completion of the shafts and installation of essential service infrastructure and utilities. 11. Slide 7: Based on ownership interest. Peers include: Anglo American, Antofagasta, Codelco, First Quantum Minerals, Freeport, Glencore, Rio Tinto, Southern Copper, and Teck. Source peers: Wood Mackenzie Ltd, Q1 2022. Source BHP data: FY2021 BHP Annual Report. Refer to detailed tables for Copper Mineral Resources in the Appendix slide 13. 12. Slide 7: Based on ownership interest. Source peers: MinEx Consulting. Source BHP data: FY2021 BHP Annual Report. Refer to detailed tables for Nickel Mineral Resources in the Appendix slide 14. 13. Slide 9: Global companies ranked by total dividends paid with a record date in the twelve months to 1 May 2022. Excludes majority state-owned companies. Sourced from Bloomberg as at 3 May 2022. 14. Slide 9: CAF refers to Capital Allocation Framework. Reinvestment and return cash flows from FY16 to H1 FY22. Bank of America Global Metals, Mining & Steel Conference 17 May 2022 12

BHP

Competent Person Statement – Copper Mineral Resources

Copper Mineral Resources Competent Person Statement

The information in this slide relates to Copper Mineral Resources as at 30 June 2021. Mineral Resources are inclusive of Ore Reserves and is based on information compiled by Marcelo Cortes as Competent Person (compiler) for all declared Mineral Resources. The information in this presentation that relates to the FY2021 Mineral Resources reported by the Company in compliance with the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012' ('The JORC Code 2012 Edition') in the 2021 BHP Annual Report. Report is available to view on www.bhp.com.

M. Cortes is current Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and he is full-time employee of BHP. M. Cortes has sufficient experience that is relevant to the style of mineralisation and type of deposits under consideration and to the activity which he is undertaking to qualify as Competent Person as defined in the 2012 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code). M. Cortes owns shares in BHP and is entitled to participate in employee share holding plans. M. Cortes consents to the inclusion in the presentation of the matters based on their information in the form and context in which it appears.

Mineral Resources as presented are reported in 100 per cent terms. Dry tonnages are reported and all tonnage and quality information has been rounded, hence small differences may be present in the totals. Total contained copper metal is presented in the table below as kilotonnes (kt). Total Cu Metal presented is at equity basis. No metallurgical recovery has been applied to the calculation of contained copper metal. Mineral Resources classification is applied based on mineralisation type, geological understanding and an assessment of reasonable prospects for eventual economic extraction.

Compiled Copper Mineral Resources as at 30 June 2021

Deposit	Ore Type	Measured Resources		Indicated Resources		Inferred Resources		Total Resources			BHP Interest (%)
		Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu	Contained Metal (Cu kt)	
Escondida	Oxide	99	0.60	39	0.58	3.0	0.78	141	0.60	846	57.5
	Mixed	72	0.52	57	0.47	23	0.45	152	0.49	745	57.5
	Sulphide	5,270	0.61	3,690	0.51	10,400	0.53	19,400	0.55	106,700	57.5
Cerro Colorado	Oxide	71	0.61	110	0.64	6.0	0.59	187	0.63	1,178	100
	Supergene Sulphide	48	0.60	87	0.61	20	0.66	155	0.61	946	100
	Transitional Sulphide	81	0.45	105	0.42	26	0.43	212	0.43	912	100
	Hypogene Sulphide	–	–	–	–	1,610	0.37	1,610	0.37	5,957	100
Spence	Oxide	27	0.66	1.6	0.66	–	–	29	0.66	191	100
	Low-grade Oxide	0.6	0.26	0.1	0.26	–	–	0.7	0.26	2	100
	Supergene Sulphide	103	0.59	8.1	0.41	0.2	0.42	111	0.58	644	100
	Transitional Sulphide	20	0.64	0.5	0.49	–	–	21	0.64	134	100
	Hypogene Sulphide	636	0.46	773	0.45	981	0.39	2,390	0.43	10,277	100
Copper projects		Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu		
Pampa Escondida	Sulphide	294	0.53	1,150	0.55	6,000	0.43	7,440	0.45	33,480	57.5
Pinta Verde	Oxide	109	0.60	64	0.53	15	0.54	188	0.57	1,072	57.5
	Sulphide	–	–	23	0.50	37	0.45	60	0.47	282	57.5
Chimborazo	Sulphide	–	–	139	0.50	84	0.60	223	0.54	1,204	57.5
Copper uranium gold operation		Tonnes (Mt)	%Cu	Tonnes (Mt)	%Cu	Tonnes (Mt)	%Cu	Tonnes (Mt)	%Cu		
Olympic Dam	OC Sulphide	3,600	0.66	3,330	0.60	3,170	0.60	10,100	0.62	62,620	100
	UG Sulphide	510	1.73	480	1.62	80	1.58	1,070	1.67	17,869	100
Copper zinc operation		Tonnes (Mt)	%Cu	Tonnes (Mt)	%Cu	Tonnes (Mt)	%Cu	Tonnes (Mt)	%Cu		
Antamina	Sulphide Cu only	219	0.83	413	0.85	621	0.82	1,250	0.83	10,375	33.75
	Sulphide Cu-Zn	92	0.81	222	0.95	240	1.03	554	0.96	5,318	33.75
	UG Sulphide Cu only	–	–	–	–	242	1.31	242	1.31	3,170	33.75
	UG Sulphide Cu-Zn	–	–	–	–	168	1.20	168	1.20	2,016	33.75

Bank of America Global Metals, Mining & Steel Conference
17 May 2022
13
BHP

Competent Person Statement – Nickel Mineral Resources

Nickel West Mineral Resources Competent Person Statement

The information in this slide relates to Nickel West Mineral Resources as at 30 June 2021. Mineral Resources are inclusive of Ore Reserves and is based on information compiled by Richard Finch as Competent Person (compiler) for all declared Mineral Resources. The information in this presentation that relates to the FY2021 Mineral Resources reported by the Company in compliance with the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012' ('The JORC Code 2012 Edition') in the 2021 BHP Annual Report. Report is available to view on www.bhp.com.

R. Finch is current Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and he is full-time employee of BHP. R. Finch has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as Competent Person as defined in the 2012 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code). R. Finch owns shares in BHP and is entitled to participate in employee share holding plans. R. Finch consents to the inclusion in the presentation of the matters based on their information in the form and context in which it appears.

Mineral Resources as presented are reported in 100 per cent terms. Dry tonnages are reported and all tonnage and quality information has been rounded, hence small differences may be present in the totals. Total contained nickel metal is presented in the table below as kilo tonnes (kt). No metallurgical recovery has been applied to the calculation of contained nickel metal. Mineral Resources classification is applied based on mineralisation type, geological understanding and an assessment of reasonable prospects for eventual economic extraction.

Compiled Nickel West Mineral Resources as at 30 June 2021

Deposit	Ore Type	Measured Resources		Indicated Resources		Inferred Resources		Total Resources			BHP Interest (%)
		Tonnes (Mt)	% Ni	Tonnes (Mt)	% Ni	Tonnes (Mt)	% Ni	Tonnes (Mt)	% Ni	Contained Metal (Ni kt)	
Leinster	OC Disseminated Sulphide	4.1	0.72	77	0.58	52	0.64	133	0.60	798	100
	OC Massive Sulphide	0.25	4.4	1.0	4.9	0.37	4.7	1.6	4.8	77	100
	UG Disseminated Sulphide	15	1.9	10	1.3	3.2	1.2	28	1.6	448	100
	UG Massive Sulphide	0.63	4.5	2.4	4.9	1.1	4.1	4.2	4.6	193	100
	Oxide	-	-	-	-	5.2	1.8	5.2	1.8	94	100
	SP	-	-	1.5	0.76	-	-	1.5	0.76	11	100
	SP Oxidised	-	-	-	-	1.9	1.7	1.9	1.7	32	100
Mt Keith	OC Disseminated Sulphide	133	0.54	67	0.52	24	0.52	224	0.53	1,187	100
	SP	3.6	0.49	-	-	-	-	3.6	0.49	18	100
Cliffs	UG Disseminated Sulphide	-	-	6.3	0.86	1.6	1.0	7.9	0.89	70	100
	UG Massive Sulphide	0.79	3.6	1.1	3.6	0.47	3.6	2.3	3.6	83	100
Yakabindie	OC Disseminated Sulphide	137	0.59	107	0.62	170	0.61	414	0.61	2,525	100
	SP	2.1	0.59	-	-	-	-	2.1	0.59	12	100
Venus	UG Disseminated Sulphide	1.2	1.5	5.4	1.8	1.1	1.1	7.7	1.7	131	100
	UG Massive Sulphide	0.11	6.0	0.7	6.4	0.35	6.2	1.2	6.3	76	100
Nickel West Projects											
Honeymoon Well	OC Disseminated Sulphide	-	-	138	0.62	6.5	0.66	144	0.62	893	100
	UG Disseminated Sulphide	9.1	0.72	18	0.75	3.8	0.74	31	0.74	229	100
	UG Massive Sulphide	0.35	6.0	0.92	6.4	0.17	6.6	1.4	6.3	88	100
Jericho	OC Disseminated Sulphide	-	-	-	-	31	0.59	31	0.59	183	100
West Jordan	OC Disseminated Sulphide	-	-	-	-	43	0.52	43	0.52	224	100

Bank of America Global Metals, Mining & Steel Conference
17 May 2022
14
BHP

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: May 17, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary